

VETERAN OWNED



INVESTMENT MEMORANDUM

Michael Loyd, CEO
Michael@realdope.coffee
April 1, 2020





Vision

Dope Coffee will pioneer a new era in specialty coffee where culture transcends product and communities are uplifted by the value they create for the world.

Mission

Serve great coffee to great people.



INDUSTRY LANDSCAPE

Prominent players in the specialty coffee market.









Dope Coffee doesn't seek to challenge these prominent players in their current markets initially. Instead, we target untapped, immediately addressable markets that these players ignore. These markets have purchasing power of over $3 billion in the coffee industry.

CHALLENGES IN SPECIALTY COFFEE

The speciality coffee industry does not see people of color as the customer

Current branding models don't speak to diverse groups



The Cafe environment can be unwelcoming and hostile



Flavors and Taste not well received



The data clearly reinforces the fact that people of color aren't major coffee consumers, and I believe the coffee industry is missing out on several fronts because of this lack of engagement.

Phyllis Johnson - BD Imports Atlanta, International Consultant | Leader in Building Gender Equity Coffee Value Chains

A DOPE OPPORTUNITY


Atlanta
DOPE
Coffee

Our brand is designed to reflect the experience of Black American culture, but it also resonates well with non-Black (White, Asian, Latino etc.) groups.

A large proportion of our sales come from non-Black customers. People immediately understand and get Dope Coffee across cultures.

BRANDING APPROACH



Culturally Relatable



Culturally Curated



Culturally Accepted

PRODUCT INNOVATION

Dope Coffee has the internal capability to create consumer packaged goods with great product market fit.

In addition to our offerings, we've created a line of coffee additives and non consumables, in addition to a skin care line that are being testing for market acceptance and useability.

All products are vegan and are composed of a combination of natural and organic materials.


GENTLE CLEANSING FOR MELANATED SKIN
Wet your hands and skin, apply scrub. Gently polish your skin.
www.realdope.coffee
DOPE
Coffee
FACE + BODY SCRUB
gentle cleansing for melanated skin
www.realdope.coffee




DOPE
Coffee
EXFOLIATED
oil clay mask
COFFEE OIL BENONITE CLAY CHAMOMILE


DOPE
Coffee
DOPE SUNRISE
Epic Mornings
www.realdope.coffee


DOPE
Coffee
ETHIOPIAN MOCHA ICED COFFEE

MANUFACTURING & FULFILLMENT CAPABILITY

Dope Coffee has an intentional plan to upgrade our manufacturing & fulfillment capability in three phases based on funding level

Phase 1 - (Preseed)

- B2C & B2B Internal Fulfillment
- Self Produce All Manufactured Products
- Third Party Coffee Roaster

Phase 2 - (Post Seed) Decrease reliance on 3PO and Co Packers. Increase roasting & bottling capacity. Begin K-Cup Manufacturing, Sourcing direct from China at large volume.

Phase 3 - Internal Production, Large Scale Roasting Operations, Large Scale Bottling, Large scale Fulfilment & Distribution Operations


COLD
BREW
Avenue




DOPE
Coffee
DOPE SUNRISE
www.realdope.coffee
DOPE
Coffee
ORGANIC GUATEMALAN
Apricots & Dark Chocolate
www.realdope.coffee
DOPE
Coffee
TANZANIA PEABERRY
www.realdope.coffee

Business Model

Dope Coffee will operate a Click and Brick Business retail model serviced by a central headquarters in Atlanta, Ga. We will open flagship Micro Fulfillment centers in key urban markets that brings our online experience in person.

The Click and Brick model has been demonstrated to be successful in the specialty coffee industry by Blue Bottle Coffee company generating annual revenues of $25M.

Our e-commerce strategy hinges around our website www.realdope.coffee. At our current stage of growth, we utilize the micro fulfillment center concept.

Click and Brick Advantages

- Boost offline (in-store) sales by leveraging online data
- Enhance the customer experience by giving sales associates access to their online account information (purchase history, product recommendations)
- Integrate inventory and fulfillment, which allows shoppers to buy online and pick up in the store, or have items shipped to their home.

Marketing & Sales Strategy

Addressable Market

- Untapped Markets in Communities of Color
- Emerging Market of Urban Millennial coffee drinkers
- Coffee drinkers who align with company values

Digital & Content Marketing (B2B & B2C)

- Core team are professional content producers
- Content Marketing Lineup: Feature articles & tutorials, Drip Tips - Coffee Tutorials Collaborative
- Public Relations effort targeting our niche audience

Digital Advertising Online Research, Advertising, and Outreach

Leveraging the power of data, research, and smart search technology to identify coffee customers and other groups that our brand can resonate with and to reach those customers online with targeted advertising.



Traction

- Raised $33K in Convertible Notes via Friends and Family
- Won Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed 19B Bunker Labs / We Work Veteran In Residence Incubator.
- Press Features: Forbes, Voyage Magazine, Grey, Revolution of 1 Podcast
- 11K + Dope Coffee Landing page Hits
- 635 total orders
- 14k in Ecommerce sales
- 3.8% online store conversion rate
- 4k+ social media followers
- 1000+ email list

FINANCIAL PROJECTIONS

Operating Summary				
Year	**2020**	**2021**	**2022**	**2023**
Revenue				
Service	$77,500.00	$109,500.00	$127,500.00	$144,000.00
Products	$232,817.00	$491,275.00	$1,064,315.00	$1,569,190.00
Total	**$310,317.00**	**$600,775.00**	**$1,191,815.00**	**$1,713,190.00**
Expense				
COGS	$110,529.51	$190,229.98	$294,427.50	$467,412.58
Gross Profit %	64.38%	68.34%	75.30%	72.72%
Payroll/Benefits	$158,466.67	$302,736.67	$340,440.00	$340,440.00
Overhead	$76,500.00	$111,600.00	$131,400.00	$131,400.00
Taxes and Fees	$14,877.78	$42,958.38	$91,666.78	$134,581.15
Total	**$366,485.62**	**$647,525.02**	**$857,934.28**	**$1,073,833.73**
Earnings	**-$56,168.62**	**-$46,750.02**	**$333,880.73**	**$639,356.27**
Net Profit %	-18.10%	-7.78%	28.01%	37.32%
Cumulative Earnings	**-$56,168.62**	**-$102,918.64**	**$230,962.08**	**$870,318.35**

To achieve our revenue projections through 2022, we need to raise approximately $117,000 in addition to the $33,000 we have already raised through our private offering of convertible notes..

We plan to raise $107,000 of that goal through this offering, and the balance (approximately $10,000) through our next round of financing (which we expect to be a preferred equity round).

To achieve our projections for 2023 and beyond, we will need to raise additional capital. We plan to secure most of this capital through our next round of financing.

Dope Coffee will position the firm first and foremost for solid financial growth with a goal of achieving an exit through merger or acquisition within 5 years.

The ideal situation is to align with a firm that understands and seeks to align with the company's values and vision.



TARGET EXIT

Raise Details:

Target: 107k
Minimum: 27k
Mechanism: Convertible Note

Convertible Note Details

- July 2022 Maturity Date

- 10% Discount on Equity at conversion

- 10% Interest Per Annum



INVESTMENT
OFFER

Investor Benefits

BENEFITS	INVESTMENT (in 1000s)			
	$3	$5	$7	$10
Dope Coffee Classic White T (All Investor will receive a Dope Coffee T)	x	x	x	x
Big Dope Box of Coffee Gift Set	x	x	x	x
Complimentary Annual Coffee Subscription		x	x	x
Two tickets to Annual Dope Coffee Party			x	x
Private guided tastings and sampling on appointment (2x/year)			x	x
Collaborate on a new product offering (name, style), join us on production days, & receive a set of products you create.				x

Mike



Marketing & Operations

Marine Officer, Coffee Executive, Creative Design, Hip Hop Artist

Chel



Product Development & Logistics

Coffee Expert, Flavorist, Chef and Registered Dietitian

Stace



Operations & Creative Director

Music Producer, Change Maker

THANK YOU

Contact Information

CEO Michael@realdope.coffee
CPO Michelle@realdope.coffee
COO Stace@realdope.coffee

Website: www.realdope.coffee
Instagram: @realdopecoffee

